
Mail Stop 3030

August 13, 2015

Via E-mail
Lishan Aklog, MD
Chairman and Chief Executive Officer
PAVmed Inc.
420 Lexington Avenue, Suite 300
New York, New York 10170

      Re: **PAVmed Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed July 29, 2015
               File No. 333-203569

Dear Dr. Aklog:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose whether you have any arrangements to place the funds in an escrow, trust or similar account. See Item 501(b)(8)(iii) of Regulation S-K. Also reconcile your disclosure on page 83 that "[a]ll investors who participate in this offering" will be required to deposit their funds in an escrow account with your disclosure on page 82 that the funds of investors investing through BANQ will not be held in escrow or otherwise segregated as part of the offering process.

2.   To the extent selling security holders are prohibited from selling their shares until after you have terminated the primary offering, please revise to so state. If selling security holders are not prohibited, please add a risk factor to highlight that investors who purchase shares from you in this best efforts offering may pay more for their shares than investors who purchase from the selling security holders.

The Offering, page 8

3.   Please expand the disclosure on page 8 to disclose your plan to move forward with the offering in the event your common stock is not approved for listing on the Nasdaq Capital Market. In this regard, we note your disclosure in the penultimate paragraph on page 84.

4.   Please revise the disclosure on page 9 about the duration of the offering to describe briefly the circumstances under which the offering will be shortened or extended.

Use of Proceeds, page 34

5.   Please disclose the estimated period of time that your proceeds from this offering will allow you to operate assuming the sale of 75%, 50% and 25% of the units offered for sale in this offering.

6.   Please revise to clarify which line item in the table on page 34 reflects where you have provided for any of your affiliates to receive proceeds from this offering and, if applicable, identify the affiliates and quantify the amounts. If affiliates will receive proceeds from this offering regardless of the amount of money raised, please disclose this fact in the prospectus summary.

7.   Please revise to clarify which line item reflects where you have provided for your continuous reporting obligation under the federal securities laws.

8.   Please revise the disclosure in the penultimate paragraph on page 34 to specify the order of priority of the uses of proceeds for each of the five lead projects mentioned in this section.

Alternate Cover Page for Selling Securityholder Prospectus

9.   We note your disclosure that the securities to be offered by selling securityholders may be sold at market prices prevailing at the time of sale, that there is currently no existing market for your shares, and that you have applied but cannot guarantee that your securities will be approved for listing by Nasdaq. Because there is no existing market for your shares, please disclose a fixed price at which the selling securityholders will sell their shares until your common stock is approved for listing. Refer to Item 501(b)(3) of Regulation S-K and Schedule A, paragraph 16 of the Securities Act.

You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: David Alan Miller, Esq.